August 30, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, DC 20549

Re:          Canadian Superior Energy Inc.
Registration Statement on Form F-1 filed May 12, 2006
File No.  333-134104

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Canadian Superior Energy Inc. (the “Company”) hereby applies for the withdrawal of the registration statement on Form F-1 and all exhibits thereto filed with the Securities and Exchange Commission (the “Commission”) on May 12, 2006 (File No. 333-134104) (the “Registration Statement”).  The Registration Statement has not yet been declared effective by the Commission, and no sales of the Company’s common shares have been or will be made pursuant to the Registration Statement.

We seek to withdraw the Registration Statement because we anticipate registering additional securities held by the selling shareholder listed in the Registration Statement at some future date and plan to include the securities from the Registration Statement in a future registration statement.

The Company further requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the Registration Statement be credited to the account of the Company for use in connection with the possible filing of a subsequent registration statement.

Please provide the Company and its counsel with a copy of the order granting withdrawal of the Registration Statement.

If you have any questions regarding the foregoing request, please do not hesitate to call the undersigned at (403) 503-7944 or Gary Kocher or Devin Stockfish of Preston Gates & Ellis LLP, U.S. counsel for the Company, at (206) 623-7580.

Very truly yours,

/s/ Roger Harman
Roger Harman
Chief Financial Officer